FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
December 21, 2005
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐                    No  ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release
SIGNATURES

Press Presse Prensa

For the business and financial press Munich, December 21, 2005
Siemens implements previously announced reorientation at IT subsidiary SBS Product Related Services business sold to Fujitsu Siemens Computers
Siemens has sold the Product Related Services (PRS) unit of Siemens Business Services (SBS) to Fujitsu Siemens Computers BV, effective April 1, 2006. A contract governing the sale has been signed today. Financial details were not disclosed. With this sale, Siemens is implementing the reorientation of its IT subsidiary that it had announced some time ago. SBS will now focus fully on IT services in the outsourcing market and those for innovative IT projects. The transaction is subject to the approval of antitrust authorities.
In PRS, SBS is selling a unit with some 5,000 employees worldwide and sales of about 1.3 billion euros in the past fiscal year (September 30, 2005). At Fujitsu Siemens Computers, PRS will be integrated as a whole and form the core of a new service unit.
Following the sale of PRS, SBS will concentrate on the two areas Operation Related Services and Solutions. These areas form the heart of the Group, accounting for more than three-fourths of SBS’ revenues of about 5.4 billion euros in fiscal 2005.
“We are pleased to have found the right partner for our Product Related Services unit. Fujitsu Siemens Computers is eager to lastingly strengthen its portfolio in this area and has clearly defined this as a strategic objective,” said Dr. Klaus Kleinfeld, President and CEO of Siemens AG. In acquiring PRS, he noted, Fujitsu Siemens Computers is following the trend in the IT product business of offering hardware and related services from a single source. Kleinfeld continued, “SBS will now focus completely on restructuring and developing its core business.” In the future SBS will cooperate with Fujitsu Siemens Computers or other partners to offer product-related services as a part of its outsourcing and solutions projects, he said.

Note: A telephone conference for the media with President and Chief Executive Officer of Siemens AG Dr. Klaus Kleinfeld and Bernd Bischoff, President and Chief Executive Officer Fujitsu Siemens Computers on the content of this press release will be held at 4:15 p.m. (CET) today. You can access the webcast at www.siemens.com/conferencecall. Following the telephone conference, you will also find a recording on this web page. The conference can be accessed at:

Dial-in:	+49 69 2222 3105	Germany
	+44 20 7365 1850	UK
	+1 718 354 1153	USA

Listen Only:	+49 69 2222 2247	Germany
	+44 20 7365 1849	UK
	+1 718 354 1172	USA
Background information for the editor
Fujitsu Siemens Computers is the leading European IT provider with a strategic focus on next-generation Mobility and Dynamic Data Center products, services and solutions. With a portfolio of exceptional depth, our offering extends from handhelds through desktops to enterprise-class IT infrastructure solutions. Fujitsu Siemens Computers has a presence in all key markets across Europe, the Middle East and Africa. Leveraging the strengths, innovation and global reach of our joint shareholders, Fujitsu Limited and Siemens AG, we make sure we meet the needs of customers: large corporations, small and medium enterprises and private users.

PR Contact Fujitsu Siemens Computers: Amy M.K. Flécher Senior Director Communications
Tel.:	+ 49 (0) 89 3222 4460
Mobile:	+ 49 (0) 171 86 50 101
Fax:	+ 49 (0) 89 3222 4466
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG Corporate Communications Press Office D-80312 Munich	Reference number: AXX 200512.15 e Eberhard Dombek Tel.: +49-89 636-34191 Fax: -32825 E-mail: eberhard.dombek@siemens.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: December 21, 2005	/s/ DR. Ralf Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ DR. Klaus Patzak
Name:	Dr. Klaus Patzak
Title:	Corporate Vice President Financial Reporting and Controlling